            As filed with the Securities and Exchange Commission on May 16, 2001
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              BUSINESS OBJECTS S.A.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                              BUSINESS OBJECTS S.A.
                        (NAME OF FILING PERSON (OFFEROR))

     Options Granted on or after January 1, 2000 Under the Business Objects
           S.A. 1999 Stock Option Plan, as amended, to subscribe to or purchase Ordinary Shares, nominal value 0.10 euro per share,
                         Held by Certain Option Holders
                         (Title of Class of Securities)

                                   1232 8X 107
                      (CUSIP Number of Class of Securities)
            (American Depositary Shares representing Ordinary Shares)

                           CLIFTON THOMAS WEATHERFORD
                             CHIEF FINANCIAL OFFICER
                                BUSINESS OBJECTS
                              3030 ORCHARD PARKWAY
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 953-6000
                (Name, address, including zip code, and telephone
               number of Persons Authorized to Receive Notices and
                  Communications on Behalf of Person(s) Filing
                                   Statement)

                                    Copy to:
                             STEVEN V. BERNARD, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                            PALO ALTO, CA 94304-1050
                                 (650) 493-9300


                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
      ----------------------                   --------------------
           $86,825,398                               $17,365

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to subscribe to or purchase 2,836,366 ordinary shares of Business Objects S.A. having an aggregate value of $86,825,398 will be exchanged for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
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/ /    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:            Not applicable.
        Form or Registration No.:          Not applicable.
        Filing party:                      Not applicable.
        Date filed:                        Not applicable

/ /    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /     third party tender offer subject to Rule 14d-1.
/X/     issuer tender offer subject to Rule 13e-4.
/ /     going-private transaction subject to Rule 13e-3.
/ /     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /


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ITEM 1            SUMMARY TERM SHEET.

         The information set forth under the caption "Summary Term Sheet" in the Offer to Grant is incorporated herein by reference.

ITEM 2            SUBJECT COMPANY INFORMATION.

         (a)      Name and Address.

         The name of the issuer is Business Objects S.A., a societe anonyme, or limited liability company, organized under the laws of the Republic of France (the "Company"). The Company's principal executive offices are located at 157-159 Anatole France, 92309 Levallois-Perret, and its telephone number is 011-33-141-25-21-21. The Company's principal executive offices in the United States are located at 3030 Orchard Parkway, San Jose, California 95134, and its telephone number in the United States is 1-408-953-6000. The information set forth in the Offer to Grant under the caption "Information Concerning Business Objects - Overview of Business Objects' Business" is incorporated herein by reference.

         (b)      Securities.

         This Schedule TO relates to an offer by the Company to grant eligible employees the opportunity to renounce the right to the benefit of all outstanding options granted on or after January 1, 2000 under the Business Objects S.A. 1999 Stock Option Plan, as amended (the "Plan") to subscribe to or purchase the Company's Ordinary Shares, nominal value 0.10 euro per share ("Ordinary Shares"), for new options ("New Options") to purchase Ordinary Shares to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Grant and the related email to eligible employees, the Election Form and the notice of withdrawal. An "eligible employee" refers to all employees of Business Objects or one of our affiliates, except employees who are resident in France, Switzerland or Belgium and excluded employees. An "excluded employee" means (i) members of Business Objects' extended executive committee,
(ii) employees with general management and/or general sales management responsibility for multiple countries, (iii) employees with general sales management responsibility for named strategically important countries, including Japan, USA and Germany , and (iv) employees responsible for sales representing 10% or more of Business Objects' consolidated budget revenues for fiscal 2001. The number of Ordinary Shares granted to each eligible employee will be equal to the number of Ordinary Shares subject to the unexercised options that the eligible employee renounces his or her right to the benefit of and that we have accepted for cancellation.

         The Ordinary Shares are currently traded in the United States in the form of American depositary shares evidenced by American depositary receipts. Each American depositary share represents one Ordinary Share. The Ordinary Shares are also traded in France on the Premier Marche of Euronext Paris S.A.

         As of May 14, 2001, (i) 61,189,339 Ordinary Shares were issued and outstanding and (ii) options to purchase 6,087,490 Ordinary Shares were issued and outstanding under the Plan.
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         The information set forth in the Offer to Grant under the captions
"Summary Term Sheet," "Introduction," and the sections under the caption "The Offer" entitled "Basic Terms", "Acceptance of the Renunciation of the Right to the Benefit of Your Options and Issuance of New Options" and "Terms of New Options" is incorporated herein by reference.

        (c)       Trading Market and Price.

         The information set forth in the Offer to Grant under the caption "Information Concerning Business Objects - Price Range of Ordinary Shares and American Depositary Shares Underlying the Options" is incorporated herein by reference.

ITEM 3            IDENTITY AND BACKGROUND OF FILING PERSON.

         (a)      Name and Address.

         The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4            TERMS OF THE TRANSACTION.

         (a)      Material Terms.

         The information set forth in the Offer to Grant under the captions "Summary Term Sheet", "Introduction", "Legal Matters; Regulatory Approvals", "Taxation - Material U.S. Federal Income Tax Consequences", "Taxation - Material Tax Consequences for Non-U.S.-Based Employees" and the sections under the caption "The Offer" entitled "Eligibility", "Basic Terms", "Extension of Offer; Termination; Amendment", "Procedure for Renouncing the Right to the Benefit of Your Options", "Withdrawal Rights", "Acceptance of the Renunciation of the Right to the Benefit of Your Options and Grant of New Options", "Conditions of the Offer", "Effect of a Change of Control Prior to the Granting of New Options", "Terms of New Options", "Status of Options Cancelled in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

          (b)     Purchases.

         The information set forth in the Offer to Grant under the caption "Information Concerning Business Objects - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

ITEM 5            PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (e)     Agreements Involving the Subject Company's Securities.


         The information set forth in the Offer to Grant under the caption "Information Concerning Business Objects - Interests of Directors and Officers; Transactions and Arrangements Concerning Business Objects" is herein incorporated by reference. The eligible option plan, sub-plans thereunder and form of stock option agreements attached hereto as Exhibit (d) (1), (d) (2), (d)
(3), (d) (4) and (d) (5) contain information regarding the subject securities.


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ITEM 6            PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)      Purposes.

         The information set forth in the Offer to Grant under the caption "Purpose of the Offer" is incorporated herein by reference.

         (b)      Use of Securities Acquired.

         The information set forth in the Offer to Grant under the captions "The Offer - Acceptance of the Renunciation of the Right to the Benefit of Your Options and Grant of New Options" and "The Offer - Status of Options Cancelled in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

         (c)      Plans.

         The information set forth in the Offer to Grant under the caption "Purpose of the Offer" is incorporated herein by reference.

ITEM 7            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)      Source of Funds.

         The information set forth in the Offer to Grant under the caption "The Offer - Terms of New Options" is incorporated herein by reference.

         (b)      Conditions.

         The information set forth in the Offer to Grant under the caption "The Offer - Conditions of the Offer" is incorporated herein by reference.

         (c)      Borrowed Funds.

         Not applicable.

ITEM 8            INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

         (a)      Securities Ownership.

         The information set forth in the Offer to Grant under the caption "Information Concerning Business Objects - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

         (b)      Securities Transactions.

         The information set forth in the Offer to Grant under the caption "Information Concerning Business Objects - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.


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ITEM 9   PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      Solicitations or Recommendations.

         Not applicable.

ITEM 10  FINANCIAL STATEMENTS.

         (a)      Financial Information.

         The information set forth in the Offer to Grant under the captions "Information About Business Objects - Financial Information" and "Additional Information", and on pages 32 through 49 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and on pages 3 through 9 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 which contains Business Object's financial statements is incorporated herein by reference. Such Annual Report on Form 10-K and Quarterly Report on Form 10-Q may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in the Offer to Grant under the caption "Additional Information".

         (b)      Pro Forma Information.

         Not applicable.

ITEM 11  ADDITIONAL INFORMATION.

         (a)      Agreements, Regulatory Requirements and Legal Proceedings.

         The information set forth in the Offer to Grant under the caption "Legal Matters; Regulatory Approvals" is incorporated herein by reference.

         (b)      Other Material Information.

         Not applicable.

ITEM 12  EXHIBITS.

      (a) (1) (A)   Offer to Grant, dated May 16, 2001
      (a) (1) (B)   Form of email sent to Eligible Employees on May 16,
                    2001
      (a) (1) (C)   Form of Election Form
      (a) (1) (D)   Form of Notice of Withdrawal
      (a) (1) (E)   Form of Joint Election to Transfer the National Insurance
                    Liability - Employees of the U.K.
      (a) (1) (F)   Business Objects S.A. 1999 Plan Prospectus
          (b)       Not applicable


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      (d) (1)       Business Objects S.A. 1999 Stock Option Plan, as amended as of March 30, 2001
      (d) (2) Form of Option Agreement pursuant to the Business Objects S.A. 1999 Stock Option Plan
      (d) (3)       Rules of the Business Objects S.A. Approved Stock Option
                    Plan
      (d) (4) Form of Approved Option agreement under the Business Objects S.A. Approved Stock Option Plan
      (d) (5)       Addendum 2001 to Business Objects S.A. 1999 Stock
                    Option Agreement - Employees of The Netherlands

      (g)           Not applicable
      (h)           Not applicable

INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: May 16, 2001               BUSINESS OBJECTS S.A.

                                  By: /s/ Bernard Liautaud
                                      -----------------------------------------
                                  Name: Bernard Liautaud
                                  Title: Chairman, President and Chief Executive
                                         Officer


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                                  EXHIBIT INDEX

      (a) (1) (A)    Offer to Grant, dated May 16, 2001
      (a) (1) (B)    Form of email sent to Eligible Employees on May 16, 2001
      (a) (1) (C)    Form of Election Form
      (a) (1) (D)    Form of Notice of Withdrawal
      (a) (1) (E)    Form of Election to Transfer the National Insurance
                     Liability - Employees of the U.K.
      (a) (1) (F)    Business Objects S.A. 1999 Plan Prospectus
      (c)            Not applicable
      (d) (1)        Business Objects S.A. 1999 Stock Option Plan, as amended
                     as of March 30, 2001
      (d) (2)        Form of Option Agreement pursuant to the Business Objects
                     S.A. 1999 Stock Option Plan
      (d) (3)        Rules of the Business Objects S.A. Approved Stock Option
                     Plan
      (d) (4)        Form of Approved Option agreement under the Business
                     Objects S.A. Approved Stock Option Plan
      (d) (5)        Addendum 2001 to Business Objects S.A. 1999 Stock Option
                     Agreement - Employees of The Netherlands